

October 7, 2020

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People's Republic of China

> **Re: GDS Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 001-37925**

Dear Mr. Wei Huang:

We have reviewed your September 25, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 3. Key Information
Non-GAAP Measures, page 4

1. We note the proposed revised disclosures provided in response to prior comment 1. Please further revise to clarify how the exclusion of certain expenses from adjusted gross profit provides a useful measure of your core operating performance. In this regard, in response to comment 1 in your letter dated August 28, 2020, you explained that depreciation and amortization is a fixed cost of the data centers that commences as soon as each data center enters service. You further indicated that since it usually takes several years for new data centers to reach high levels of utilization and profitability you may incur significant

depreciation and amortization costs for data center assets which are still at an early stage. Please revise your disclosures to incorporate this information.

   You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa Kindelan, Senior Staff Accountant at 202-551-3564 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology